UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Griffon Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    398433102
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 15, 2007
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 2 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Companies Equity Partners, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   13-4088890
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             436,384
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        436,384
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           436,384
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           1.46%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 3 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Companies Investors, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   13-4126527
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             436,384
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        436,384
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           436,384
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           1.46%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 4 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Investments, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-2871525
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             313,204
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        313,204
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           313,204
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           1.05%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 5 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Companies Advisors, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-0327470
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             313,204
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        313,204
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           313,204
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           1.05%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 6 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Benchmark Opportunitas Fund plc

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Ireland
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             70,238
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        70,238
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           70,238
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.24%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 7 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Offshore Advisors, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-4797640
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             70,238
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        70,238
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           70,238
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.24%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IA, OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 8 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Companies Offshore Fund, Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             744,258
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        744,258
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           744,258
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           2.49%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 9 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Offshore Advisors II, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-8325785
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             744,258
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        744,258
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           744,258
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           2.49%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IA, OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                          Page 10 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Capital Group, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   13-3635132
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,564,084
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,564,084
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           1,564,084
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           5.24%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                          Page 11 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: LNA Capital Corp.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   13-3635168
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,564,084
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,564,084
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           1,564,084
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           5.24%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 398433102                                          Page 12 of 21 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: James A. Mitarotonda

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,564,084
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,564,084
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           1,564,084
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           5.24%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IN
--------------------------------------------------------------------------------

                                                             Page 13 of 21 Pages

      This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 26, 2007 (the "Statement") by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.25 per share (the "Common Stock"), of Griffon Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Jericho Quadrangle, Jericho, NY 11753.

Item 2. Identity and Background.

      The second paragraph of Item 2(a)-(c) of the Statement is hereby amended and restated as follows:

      As of March 14, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 1,564,084 shares of Common Stock, representing approximately 5.24% of the shares of Common Stock presently outstanding.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of the Statement is hereby amended and supplemented as follows:

      Since the filing of the Statement, Barington Companies Equity Partners, L.P., Barington Investments and Barington Companies Offshore Fund, Ltd. purchased an aggregate of 50,000 shares of Common Stock. All purchases of Common Stock by these Reporting Entities were made in open market transactions. All purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases (excluding commissions and other execution-related costs) was approximately $327,404.39 by Barington Companies Equity Partners, L.P., $288,043.53 by Barington Investments, L.P. and $558,802.09 by Barington Companies Offshore Fund, Ltd.

Item 4. Purpose of Transaction.

      Item 4 of the Statement is hereby amended and supplemented as follows:

      On March 15, 2007, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., sent a letter to Harvey R. Blau, the Company's Chairman and Chief Executive Officer, outlining a number of measures that Barington believes will improve shareholder value for the benefit of all of the Company's stockholders. Mr. Mitarotonda sent the letter to Mr. Blau in light of the fact that Mr. Blau has not returned Mr. Mitarotonda's telephone calls seeking to schedule a meeting to discuss such measures in person. A copy of the letter is attached as Exhibit 99.2 hereto and incorporated herein by reference. The foregoing description of the letter is qualified in its entirety by reference to such exhibit.

Item 5. Interest in Securities of the Issuer.

      Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

      (a) As of March 14, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 436,384 shares of Common Stock, representing approximately 1.46% of the shares of Common Stock presently outstanding based upon the 29,845,689 shares of Common Stock reported by the Company to be issued and outstanding as of January 31, 2007 in its Form 10-Q filed with the Securities and Exchange Commission on February 9, 2007 (the "Issued and Outstanding Shares").

                                                             Page 14 of 21 Pages

      As of March 14, 2007, Barington Investments, L.P. beneficially owns 313,204 shares of Common Stock, representing approximately 1.05% of the Issued and Outstanding Shares. As of March 14, 2007, Benchmark Opportunitas Fund plc beneficially owns 70,238 shares of Common Stock, representing approximately 0.24% of the Issued and Outstanding Shares. As of March 14, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 744,258 shares of Common Stock, representing approximately 2.49% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 436,384 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.46% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 313,204 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 1.05% of the Issued and Outstanding Shares. As the investment advisor to Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 70,238 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing approximately 0.24% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 744,258 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 2.49% of the Issued and Outstanding Shares. As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 436,384 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 313,204 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,238 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 744,258 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,564,084 shares, representing approximately 5.24% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 436,384 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 313,204 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,238 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 744,258 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,564,084 shares of Common Stock, representing approximately 5.24% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 436,384 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 313,204 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,238 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 744,258 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,564,084 shares of Common Stock, representing approximately 5.24% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 436,384 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 313,204 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,238 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 744,258 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

                                                             Page 15 of 21 Pages

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a).

      Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Statement are described in the Schedule attached hereto and incorporated herein by reference.


Item 7. Material to be Filed as Exhibits.

      Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit
   No.           Exhibit Description                                      Page
--------------------------------------------------------------------------------
99.2      Letter dated March 15, 2007 from James A. Mitarotonda, the    19 to 21
          Chairman and Chief Executive Officer of Barington Capital
          Group, L.P., to Harvey R. Blau, the Chairman and Chief
          Executive Officer of the Company.
--------------------------------------------------------------------------------

                                                             Page 16 of 21 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 15, 2007

                                     BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                     By: Barington Companies Investors, LLC,
                                         its general partner

                                     By:    /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON COMPANIES INVESTORS, LLC

                                     By: /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON INVESTMENTS, L.P.
                                     By: Barington Companies Advisors, LLC,
                                         its general partner

                                     By: /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON COMPANIES ADVISORS, LLC

                                     By: /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BENCHMARK OPPORTUNITAS FUND PLC
                                     By: Barington Offshore Advisors, LLC

                                     By: /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                                             Page 17 of 21 Pages

                                     BARINGTON OFFSHORE ADVISORS, LLC

                                     By: /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON COMPANIES OFFSHORE FUND, LTD.


                                     By: /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: President

                                     BARINGTON OFFSHORE ADVISORS II, LLC

                                     By: /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON CAPITAL GROUP, L.P.
                                     By: LNA Capital Corp.,
                                         its general partner

                                     By: /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name: James A. Mitarotonda
                                     Title:   President and CEO

                                     LNA CAPITAL CORP.

                                     By: /s/ James A. Mitarotonda
                                            ----------------------------------
                                     Name:  James A. Mitarotonda
                                     Title: President and CEO

                                     /s/ James A. Mitarotonda
                                     -----------------------------------------
                                     James A. Mitarotonda

                                                             Page 18 of 21 Pages

                                    SCHEDULE

      This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

              Number of
Date            Shares           Price Per Share           Cost(*)
---------     ---------          ---------------         -----------
2/26/2007       13,941               $23.485             $327,404.39

Shares purchased by Barington Investments, L.P.

              Number of
Date            Shares           Price Per Share           Cost(*)
---------     ---------          ---------------         -----------
2/26/2007       12,265               $23.485             $288,043.53

Shares purchased by Barington Companies Offshore Fund, Ltd.

              Number of
Date            Shares           Price Per Share           Cost(*)
---------     ---------          ---------------         -----------
2/26/2007       23,794               $23.485             $558,802.09

----------

(*)   Excludes commissions and other execution-related costs.